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FILED PURSUANT TO RULE 424(B)(3)
Registration Statement No. 333-108207

LINCARE HOLDINGS INC.

$275,000,000
Principal Amount of 3.00% Convertible Senior Debentures due 2033
and 5,156,663 shares of Common Stock issuable upon the conversion of the debentures

Prospectus Supplement No. 2 dated December 11, 2003
to the Prospectus Dated December 2, 2003 as supplemented by Prospectus No. 1 dated
December 5, 2003

This prospectus supplement relates to an aggregate principal amount of $275 million of 3.00% Convertible Senior Debentures due 2033 and the 5,156,663 shares of our common stock issuable upon conversion of the debentures. This prospectus supplement should be read in conjunction with and may not be delivered or utilized without our prospectus dated December 2, 2003, including any amendments or supplements thereto. The terms of the debentures are set forth in the prospectus. The debentures are not listed on any securities exchange. The debentures are designated for trading in the PORTAL market. Our common stock is listed on the Nasdaq National Market under the symbol "LNCR".

See "Risk Factors" beginning on page 6 of the prospectus for a discussion of certain risks that you should consider in connection with an investment in the debentures.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

        The information in the following table is presented as of December 11, 2003 and supplements or supersedes, with respect to the securityholders listed below, the information in the table appearing under the heading "Selling Securityholders" beginning on page 12 of the prospectus dated December 2, 2003, including any amendments or supplements thereto, and was provided by or on behalf of the selling securityholders:

Full Legal Name of Selling Securityholder	Principal Amount of Debentures Beneficially Owned That May Be Sold	Shares of Lincare Common Stock Beneficially Owned Upon Conversion of the Debentures(1)	Debentures Owned After Completion of the Offering(2)	Shares of Lincare Common Stock Owned After Completion of the Offering(2)
Convertible Securities Fund	95,000	1,781	0	0
FrontPoint Convertible Arbitrage Fund, L.P.	2,000,000	37,503	0	0
Nations Convertible Securities Fund	12,890,000	241,706	0	0

(1)
Assumes conversion of all the securityholders' debentures at the initial conversion rate of 18.7515 shares of common stock per $1,000 principal amount of debentures. However, the conversion rate is subject to adjustment as described under "Description of Debentures—Conversion Rights". As a result, the amount of common stock issuable upon conversion of the debentures may increase or decrease in the future.

(2)
We do not know when or in what amounts a selling securityholder may offer the debentures or shares for sale. The selling securityholders might not sell any or all of the debentures or shares offered by this prospectus. Because the selling securityholders may offer all or some of the debentures or shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the debentures or shares, we cannot estimate the number of the debentures or shares that will be held by the selling securityholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the debentures or shares covered by this prospectus will be held by the selling securityholders.

        The date of this prospectus supplement is December 11, 2003

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  FILED PURSUANT TO RULE 424(B)(3) Registration Statement No. 333-108207
LINCARE HOLDINGS INC.
$275,000,000 Principal Amount of 3.00% Convertible Senior Debentures due 2033 and 5,156,663 shares of Common Stock issuable upon the conversion of the debentures
Prospectus Supplement No. 2 dated December 11, 2003 to the Prospectus Dated December 2, 2003 as supplemented by Prospectus No. 1 dated December 5, 2003